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Regulatory Announcement

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RECEIVED
2007 SEP 14 A

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:56 09-Jul-07
Number	9318Z

SUPPL

RNS Number:9318Z
Tesco PLC
09 July 2007

TESCO EMPLOYEE SHARE INCENTIVE PLAN ("Plan")

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

ANNOUNCEMENTS

9th July 2007

SHAREHOLDINGS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1. Tesco PLC has today been notified that on 6th July 2007 the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 415.02 pence on behalf of the directors and persons discharging managerial responsibilities ('PDMRs') listed below:

Director / PDMR	Number of shares
R W Brasher	129
P A Clarke	129
A Higginson	129
T P Leahy	129
T J R Mason	129
L Neville-Rolfe	107
D T Potts	129

07026657

2. The Trustees transferred 422 Ordinary Shares of 5 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP 2 (unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the Plan, by participants who have left the group since the last purchase. The Directors above, together with 150,000 other employees, are potential participants in the Plan and are to be treated as interested in the 293,167 shares held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

This announcement is made in accordance with the requirements of DTR 3.1.4 R(1) (a) and DTR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

dlw 9/19

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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	11:53 05-Jul-07
Number	7288Z

RNS Number:7288Z
Tesco PLC
05 July 2007

TESCO EMPLOYEE SHARE INCENTIVE PLAN ("Plan")

ANNOUNCEMENTS

5th July 2007

SHAREHOLDINGS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1. Tesco PLC has today been notified that on 29th June 2007 the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 415.75 pence on behalf of the directors and persons discharging managerial responsibilities ('PDMRs') listed below:

Director / PDMR Number of shares

R W Brasher 26
P A Clarke 26
A Higginson 26
T P Leahy 26
T J R Mason 26
L Neville-Rolfe 26
D T Potts 26

2. The Trustees transferred 174,504 Ordinary Shares of 5 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP 2 (unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the Plan, by participants who have left the group since the last purchase. The Directors above, together with 150,000 other employees, are potential participants in the Plan and are to be treated as interested in the 292,745 shares held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

This announcement is made in accordance with the requirements of DTR 3.1.4 R(1) (a) and DTR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Office of Fair Trading
TIDM	OFT
Headline	Prior Notice of Merger
Released	11:00 10-Jul-07
Number	9635Z

RECEIVED
2007 SEP 14 A 9:42

Enterprise Act 2002 - Prior Notice of Mergers

The Office of Fair Trading received on 21 June 2007 a Merger Notice under Section 96 of the Enterprise Act 2002 (the Act) in respect of the proposed arrangements for:

Anticipated acquisition by Tesco Holdings Limited of Dobbies Garden Centres plc

The OFT now gives notice that in accordance with Section 97(2) of the Act the period for consideration of this Notice has been extended by a further period of 10 working days. The period for considering this Notice will therefore expire on 2 August 2007.

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END